Ms. Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

September 24, 2021

Re:	RoyaltyTraders LLC

Amendment No. 4 to Offering Statement on Form 1-A

Filed September 24, 2021

File No. 024-11532

Dear Ms. Woo:

On behalf of RoyaltyTraders LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 p.m., Eastern Time, on Tuesday, September 28, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Sean Peace

Sean Peace

Manager

RoyaltyTraders LLC